Filed Pursuant to Rule 253(g)(2)

File No. 024-10690

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 7 DATED DECEMBER 14, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND - S17 - Controlled Subsidiary

On December 8, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – S17 - Controlled Subsidiary”), for an initial purchase price of $1,156,663 which is the initial stated value of our equity interest in the Fundrise eFUND – S17 - Controlled Subsidiary (the “S17 Investment”). The Fundrise eFUND – S17 - Controlled Subsidiary used the proceeds to acquire an existing four-bedroom, two bathroom, 1,254 square foot home located in the Dupont Circle neighborhood of Washington, DC (the “S17 Property”). The closing of both the S17 Investment and the S17 Property occurred concurrently.

The S17 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - S17 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the S17 Investment (the “S17 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - S17 - Controlled Subsidiary, including the S17 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the S17 Investment, paid directly by the Fundrise eFUND - S17 - Controlled Subsidiary.

In addition to the initial investment amount of $1,156,663, we anticipate additional costs of approximately $499,230 for the planned renovation intended to make the S17 Property competitive with for sale homes in the immediate submarket. The property is currently occupied for the next 6 months and there can be no assurance that the anticipated completion cost will be achieved.

The S17 Investment is anticipated to be held for 24 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The S17 Investment thesis is based primarily upon the site’s location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket.

We believe these strong market fundamentals will continue to make the Dupont Circle submarket a desirable investment location.